UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Navios Maritime Midstream Partners L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

Y62134104

(CUSIP Number)

Vasiliki Papaefthymiou

Secretary

Navios Maritime Acquisition Corporation

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

With a copy to:

Philip Richter

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Navios Maritime Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of The Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,178,304 Common Units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,178,304 Common Units*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,178,304 Common Units*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%**
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person also owns 100.0% of Navios Maritime Midstream Partners GP LLC, the general partner of the Issuer (the “General Partner”). The General Partner has a general partner interest of approximately 2.0% in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The Reporting Person is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights.

**	Based on 20,947,418 common units outstanding as of October 8, 2018, which does not include the general partnership units.

Explanatory Note

Pursuant to Rule 13(d)-2 promulgated under the Securities Exchange Act of 1934, as amended, this Schedule 13D/A (this “Amendment No. 3”) filed on October 9, 2018 amends the Schedule 13D/A filed on June 28, 2018 (“Amendment No. 2”) which amended the Schedule 13D/A filed on December 1, 2017 (“Amendment No. 1”) which amended the Schedule 13D filed on March 10, 2015 (the “Original Schedule 13D” and together with Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”). This Amendment No. 3 relates to the Common Units of the Issuer. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such term in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 of this Amendment No. 3 is incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented to include the following:

Entry into Merger Agreement

On October 7, 2018, the Reporting Person and its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and the General Partner. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer being the surviving entity (the “Merger”).

Under the terms of the Merger Agreement, each outstanding Common Unit representing limited partner interests in the Issuer (the “NAP Common Units”) that is held by a unitholder other than the Reporting Person, the Issuer and their respective subsidiaries (such units, the “NAP Public Units”) will be converted into the right to receive, at the election of each such unitholder, either:

•

6.292 shares of the Reporting Person’s common stock (or 0.42 of a share of the Reporting Person’s common stock after giving effect to a contemplated 15-1 reverse stock split of the Reporting Person’s common stock), (the “NNA Common Stock Consideration”), or

•	one share of new Reporting Person series E preferred stock (the “NNA Preferred Stock Consideration”).

The Reporting Person expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4, which will include an information statement/prospectus describing the Merger and the Reporting Person’s common stock and the Reporting Person’s series E preferred stock to be issued in the Merger. After the registration statement is declared effective by the SEC, the information statement/prospectus will be mailed to holders of NAP Public Units, together with a Form of Election to be used by unitholders to make an election whether to receive, with respect to each NAP Public Unit, either the NNA Common Stock Consideration or the NNA Preferred Stock Consideration. The deadline for submitting elections will be 5:00 p.m. New York time two business days before the closing (or such later date as the Reporting Person and the Issuer agree). For each NAP Public Unit in respect of which no election is made by the holder thereof, the holder will be deemed to have elected to receive the form of consideration (i.e., NNA Common Stock Consideration or the NNA Preferred Stock Consideration) elected for the majority of NAP Public Units for which elections are made. If holders elect (or are deemed to have elected) to receive NNA Common Stock Consideration in respect of 80% or more of the NAP Public Units outstanding prior to the closing of the Merger, all outstanding NAP Public Units will be converted in the Merger into the right to receive the NNA Common Stock Consideration and no NNA Preferred Stock Consideration will be issued in the Merger.

Under the terms of the Merger Agreement, the Reporting Person has agreed that, within two business days after the registration statement of F-4 referenced above is declared effective, it will execute and deliver to the Issuer a written consent approving the Merger Agreement and the Merger with respect to the Common Units held by the Reporting Person, which represent approximately 58.1% of all outstanding Common Units of the Issuer. No other approval of the holders of Common Units of the Issuer is required in connection with the Merger.

Each share of the Reporting Person’s series E preferred stock issued in the Merger will be:

•

entitled to receive, upon a liquidation of the Reporting Person, in preference to the Reporting Person’s common stock, the greater of (a) $3.01 and (b) the amount that each such share of the Reporting Person’s series E preferred stock would have received upon the liquidation of the Reporting Person if all outstanding shares of the Reporting Person’s series E preferred stock had been converted to the Reporting Person’s common stock prior to the liquidation;

•

entitled to vote on an as-converted basis with the Reporting Person’s common stock and (v) will be entitled to dividends, as and when declared by the board of directors of the Reporting Person (the “NNA Board”), pro rata with the Reporting Person’s common stock, on an as-converted basis;

•

convertible at the option of its holder at any time commencing on the six-month anniversary of the closing of the Merger, for 5.1 shares of the Reporting Person’s common stock (0.34 of a share after giving effect to the contemplated 15-1 reverse stock split of the Reporting Person’s common stock) (the “Conversion Rate”); and

•	automatically converted into the Reporting Person’s common stock at the Conversion Rate upon the first to occur of:

•

the first trading day after any consecutive thirty trading day period during which the last sales price of the Reporting Person’s common stock reported on the New York Stock Exchange shall have been at least $0.62 per share ($9.24 after giving effect to the contemplated 15-1 reverse stock split of the Reporting Person’s common stock) for at least twenty trading days during such consecutive thirty trading day period; provided that if such first trading day occurs prior to the second anniversary of the closing, mandatory conversion will occur on the second anniversary of the closing of the Merger;

•	the two-and-half year anniversary of the closing; and

•

the first trading day that the number of outstanding shares of the Reporting Person’s series E preferred stock constitutes less than 20% of the number of NAP Public Units outstanding immediately prior to the closing of the Merger.

The Reporting Person will use reasonable efforts to cause the Reporting Person’s series E preferred stock to be approved for listing on the New York Stock Exchange. No listing of the Reporting Person’s series E preferred stock will occur if either the listing is not permitted by the New York Stock Exchange, or holders of 50% or fewer of the NAP Public Units elect (or are deemed to have elected) to receive NNA Preferred Stock Consideration.

The closing of the Merger is conditioned upon, among other things:

•

the approval of the Merger Agreement and the Merger by at least a majority of the outstanding Common Units of the Issuer, which, as noted above, will occur upon the execution and delivery by the Reporting Person of a written consent approving the Merger Agreement and the Merger with respect to the Common Units held by the Reporting Person;

•	the registration statement on Form F-4 referred to above having been declared effective by the SEC;

•	20 days having elapsed after the mailing of the information statement/prospectus to the holders of NAP Public Units;

•	the absence of legal injunctions or impediments prohibiting the transactions contemplated by the Merger Agreement; and

•	the approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the Reporting Person’s common stock to be issued in the Merger.

Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of the Reporting Person.

The Merger Agreement also contains (i) customary representations and warranties of the Reporting Person and the Issuer, and (ii) covenants of the Reporting Person and the Issuer with respect to, among other things, certain actions taken (or not to be taken) prior to the closing of the Merger.

The Merger Agreement contains provisions granting both the Reporting Person and the Issuer the right to terminate the Merger Agreement for certain reasons, including, among others, if (i) the closing has not occurred by April 8, 2019 (the “Termination Date”), (ii) any governmental authority has issued an order, decree or ruling, or taken any other action (including the enactment of any statute, rule regulation, decree or executive order) enjoining or prohibiting the Merger, or (iii) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Termination Date. The Merger Agreement further provides that upon termination of the Merger Agreement in connection with a material breach by the Reporting Person or the Issuer (as applicable), the other will be entitled to reimbursement of its expenses not to exceed $1 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Merger, and the description of the series E preferred stock does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the form of certificate of designation, preferences and rights in respect of the Reporting Person’s series E preferred stock (the “Certificate of Designation”) copies of which are attached hereto as Exhibits F and G and the terms of which are incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about the Reporting Person, the Issuer, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Reporting Person, the Issuer, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Reporting Person and the Issuer. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the registration statement that the Reporting Person will file in connection with the Merger, as well as in the other filings that each of the Reporting Person and the Issuer make with the SEC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented to incorporate by reference, Item 4 of this Amendment No. 3.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to include the following:

F

Agreement and Plan of Merger, dated October 7, 2018, by and among Navios Maritime Acquisition Corporation, NMA Sub LLC, Navios Maritime Midstream Partners L.P. and Navios Maritime Midstream Partners GP LLC (previously filed as a Report on Form 6-K filed on October 9, 2018 and hereby incorporated by reference)

G

Form of Certificate of Designation, Preferences and Rights in respect of the Series E Preferred Stock of Navios Maritime Acquisition Corporation (previously filed as a Report on Form 6-K filed on October 9, 2018 and hereby incorporated by reference)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Navios Maritime Acquisition Corporation

Date: October 9, 2018	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

F	Agreement and Plan of Merger, dated October 7, 2018, by and among Navios Maritime Acquisition Corporation, NMA Sub LLC, Navios Maritime Midstream Partners L.P. and Navios Maritime Midstream Partners GP LLC (previously filed as a Report on Form 6-K filed on October 9, 2018 and hereby incorporated by reference)

G	Form of Certificate of Designation, Preferences and Rights in respect of the Series E Preferred Stock of Navios Maritime Acquisition Corporation (previously filed as a Report on Form 6-K filed on October 9, 2018 and hereby incorporated by reference)